For period ending   April  30, 1999
Exhibit 77C

File number 811-7540


Global High Income Dollar Fund Inc.


	On February 17, 2000 the Fund's stockholders elected board members and ratified the selection of independent auditors. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on these two proposals since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.


For period ending April 30, 1999
Exhibit 77Q1

File number 811-7540

Global High Income Dollar Fund Inc.

BY-LAWS AMENDMENT

At a Board of Directors meeting held
 on December 17, 1999, the directors
approved an amendment to the by-laws
to increase the number of shares
stockholders need to call a special
meeting to a majority of the shares
entitled to be cast and also to clarify
who has power to conduct and control
stockholder meetings.  See amendments
to the by-laws below:

BY-LAWS AMENDMENTS

The Fund's By-Laws were amended by
revising the second paragraph of
Article II, Section 2 to read as
follows:

"Special meetings of the stockholders
may be called by the Secretary upon
the written request of the holders
of shares entitled to vote a majority
of all the votes entitled to be cast
at such meeting, provided that (1)
such request shall state the purposes
of such meeting and the matters proposed to be acted on, and (2) the stockholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such stockholders.";

The Fund's By-Laws were amended to create
Article II, Section 11, which read as follows:

"Section 11.	Organization.  At every meeting of
stockholders, the Chairman of the Board, if there be one, shall conduct the meeting or, in the case of vacancy in office or absence of the Chairman of the Board, one of the following present shall conduct the meeting in the order stated: the Vice
Chairman, if there be one, the President, Vice
Presidents, in their order of rank and seniority, or, in the absence of such Director or officers, a Chairman chosen by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast, shall act as Chairman, and the Secretary, or in his or her absence, an assistant secretary, or in the absence of both the Secretary and assistant secretaries, a person appointed by the Chairman shall act as Secretary of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the Chairman of the meeting. The Chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such Chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting;
(b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such persons as the Chairman of the meeting may determine;
(c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on any such matter, their duly authorized proxies or other such persons as the Chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; and (f) recessing or adjourning the meeting to a later date, time and place announced by the Chairman of the meeting.
Unless otherwise determined by the Chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.";

The Funds' By-Laws were amended to add the following phrase of the beginning of the second sentence of Article II, Section 4:

"Subject to the rules established by the Chairman of the stockholders' meeting,".